Mail Stop 3561

June 2, 2008

Peter A. Darbee
Chairman, President and Chief Executive Officer
PG&E Corporation
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

William T. Morrow
President and Chief Executive Officer
Pacific Gas and Electric Company
77 Beale Street, P.O. Box 770000
 San Francisco, California 94177

> **Re:** **PG&E Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 1-12609**
>
> **Pacific Gas and Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 1-02348**

Dear Mr. Darbee and Mr. Morrow:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 40

How Did the Compensation Committee Benchmark and Establish the 2007 Officer Compensation Program?, page 41

1. On page 42, you indicate that you review the compensation practices of a general industry comparator group when assessing pay decisions for officers whose job scope and skill set are easily transferable to other industries, such as officers responsible for corporate support functions. We note your disclosure that the companies were selected from your compensation consultant's proprietary database focusing on 95 companies with annual revenues between $8 billion and $20 billion (with a median revenue of $11.6 billion and a market capitalization of $13.8 billion). Please identify the companies in this group or tell us why you believe you need not disclose them. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

What Are the Primary Components of NEO Compensation Paid or Earned During 2007?, page 42

2. We note your disclosure on page 43 that "[t]he overall market position of executive officers' base pay at PG&E Corporation and Pacific Gas and Electric Company, including base pay for the NEOs, is comparable to the [Pay Comparator Group] average at the time of benchmarking." Please indicate how close your officers' base pay was to this average, or otherwise clarify your statement that your officers' base pay was comparable.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director